UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

May 4, 2015

Commission File Number 1-10167

WESTPAC BANKING CORPORATION

(Translation of registrant’s name into English)

275 KENT STREET, SYDNEY, NEW SOUTH WALES 2000, AUSTRALIA

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F              x                       Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to
Rule 12g3-2(b) under the Securities Act of 1934.

Yes                                                 No                 x

If “Yes” is marked, indicate the file number assigned to the registrant in connection with
Rule 12g3-2(b):82-

Index to Exhibits

The information contained in Exhibit 1 to this Report on Form 6-K shall be incorporated by reference in the prospectus relating to the Registrant’s debt securities contained in the Registrant’s Registration Statement on Form F-3 (File No. 333-185478), as such prospectus may be amended or supplemented from time to time.

Index to Exhibits

Exhibit No.	Description

1	Westpac Group March 2015 Pillar 3 Report – Incorporating the requirements of APS 330

2	Westpac Group Half Year 2015 Presentation & Investor Discussion Pack

3	Appendix 3A.1 – Notification of dividend / distribution

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WESTPAC BANKING CORPORATION
(Registrant)

Date: May 4, 2015	By:	/s/ Sean Crellin
Sean Crellin
Director, Legal